

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Sally Outlaw
Chief Executive Officer
Worthy Peer Capital II, Inc.
One Boca Commerce Center
551 NW 77 Street, Suite 212
Boca Raton, FL 33487

> **Re: Worthy Peer Capital II, Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 5, 2020**
> **File No. 024-11150**

Dear Ms. Outlaw:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Part II
Use of Proceeds, page 15

1. We note your disclosure on page 15 that 5% of the proceeds will used for payments under the Management Services Agreement. In this regard, we note your disclosure that you have not yet determined the the monthly fee or the fee for the annual salaries of the executive officers and other personnel employed by Worthy Management. To the extent that you are paying back the amount of advances that WFI provided, please set forth the interest rate and maturity of such indebtedness. Also, please clarify whether this payment is remuneration based either directly or indirectly on the bonds sold in this offering. In this regard, we note that the payment to WFI appears to be based on the number of bonds sold in the offering.

Our Business, page 18

2. We note your disclosure on page 18 that your business model is centered primarily around providing loans for small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing. Please revise your business section to disclose your plan of operation so that investors understand how and when you plan on providing loans, acquiring real estate and making investments, including whether loans will be referred to you by WFI and whether you have any contracts with third parties related to the services you intend to provide. In this regard, we note your disclosure in your Risk Factors section that you intend to contract with third parties to provide services related to your online web lending and marketing as well as systems that automate the servicing of your loan portfolios.

Worthy Causes, page 20

3. We note your disclosure on page 20 that bonds can be donated to charitable organizations. Please disclose if your investors will be charged a 1% transfer fee for making contributions via your Worthy Causes program.

Management
Directors and Executive Officers
Involvement in Certain Legal Proceedings, page 24

4. We note your disclosure regarding the Order Instituting Cease-and-Desist Proceedings pursuant to Section 21C of the Exchange Act issued by the U.S. Securities and Exchange Commission on September 30, 2016 to Mr. D'Arelli. Please revise your offering circular summary to include a summary of the order.

Description of the Worthy II Bonds, page 26

5. We note your disclosure on page 26 that the bonds are "renewable at the option of the bond holder." Please disclose the process to renew the bonds and that the bonds may be renewed for up to two additional three year terms. In addition, please disclose that Worthy II Bonds, prior to the maturity date, are prepayable upon five days notice by Worthy Peer Capital II to the bond holder and that the outstanding principal balance together with the interest will be credited to the bond holder's account within five business days following the prepayment date. Also disclose that prior to the maturity date, the bond holder has the right to cause Worthy Peer Capital II to repurchase the bond at any time upon five days notice and that the outstanding principal balance together with the interest earned through the repurchase date will be credited to the bondholder's account within five business days or, if the bondholder withdraws an aggregate amount greater than $50,000 in any 30 day period, but, if a bondholder holds in the aggregate a principal amount greater than $100,000, the bondholder may not exercise its right to cause the company to repurchase any portion of the Worthy II Bonds for a period of at least twelve months from the date of purchase.

6. Please disclose whether you plan on claiming an exemption for the renewals of the bonds or whether you intend to register the renewals. If you intend to use the exemption provided under Regulation A, please disclose to investors whether you intend to use the current Form 1-A or to qualify a new one. Please confirm your understanding that if Regulation A is used for the renewals, the aggregate offering amount available to you under Regulation A would be reduced by the amount of the renewed bonds.

7. We note your disclosure on page 26 that bond holders "may be charged a transaction fee if the method of payment requires the company to incur an expense." Please disclose how the transaction fee will be calculated.

8. Your disclosure on page 26 that the "Worthy II Bonds will be governed and construed in accordance with the laws of the State of Florida" is inconsistent with the Form of Worthy II Bond and the Worthy II Bond Investor Agreement filed as exhibits to your offering statement, which state that the Bond will be governed and interpreted in accordance with the laws of the State of Delaware. Please revise for consistency. Similarly, your disclosure states that you are a Florida corporation but your Form of Worthy II Bond and the Worthy II Bond Investor Agreement state that you are a Delaware corporation and refer to the bond as a Worthy Bond instead of as a Worthy II Bond. Please revise for clarity and consistency.

Plan of Distribution
Arbitration, page 30

9. We note that Section 13 of your Worthy II Bond Investor Agreement contains a binding arbitration provision, a jury waiver provision and a class action waiver. Please revise your offering statement on page 26 and in your risk factors section on page 15 to further describe the arbitration, jury waiver and class action waiver provisions, including a detailed description of the opt-out provision regarding your arbitration provision. In addition, describe any questions as to enforceability under federal laws, and clarify whether each of these provisions applies to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering. To the extent that any of these provisions apply to federal securities laws claims, please revise the disclosure to state that by agreeing to such provisions, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Part III
Index to Exhibits, page 34

10. Please revise Exhibit 4.1 to remove the statement that you have read the offering circular and other SEC filings as it is inappropraiate to require an investor to represent that he or she has read the offering materials.

11. We note that Section 10.06 of your bylaws identifies a state or federal court located in the

country in which the principal office of the corporation in the State of Florida is established as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance